SUZANO S.A.
Publicly Held Company
Corporate Taxpayer ID (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) 29.3.0001633-1

MATERIAL FACT

São Paulo, December 10, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), Resolution 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, hereby informs its shareholders, investors and the market in general that:
(i) the Company revised its capital expenditures estimate (CAPEX) for fiscal year 2024 from R$16.5 billion (sixteen billion and five hundred million reais) to R$17.1 billion (seventeen billion and one hundred million reais).
(ii) the Company’s Board of Directors, at a meeting held today, approved the CAPEX estimate for fiscal year 2025 in the total amount of R$12.4 billion (twelve billion and four hundred million reais), as detailed below.

Capex (R$ billion)	2024 Previous	2024 Current	2025
Maintenance	7.7	7.7	7.8
Expansion, Modernization and Other	0.9	1.0	1.5
Land and Forests	3.3	3.8	2.2
Subtotal	11.9	12.5	11.5
Cerrado Project	4.6	4.6	0.9
Total	16.5	17.1	12.4

The increase in the current CAPEX estimate for 2024 compared to its previous projection is mainly due to the higher investment in the “Land and Forests” item, considering timely investments aimed at greater competitiveness and/or optionality of the Company's growth in the long term. Moreover, the new estimate reflects the effect of the depreciation of the BRL against the USD on the US dollar price related to the acquisition of forest assets referred to in the Material Fact disclosed on December 23, 2023.
Regarding the “Maintenance” CAPEX for 2025, the greater expenditure compared to the previous year mainly refers to the increased spending on industrial maintenance due to higher disbursement on industrial maintenance as a result of non-recurring projects and the start-up of the new mill in Ribas do Rio Pardo in the state of Mato Grosso do Sul. It should be clarified that, due to the improvement in the “Maintenance” CAPEX allocation criteria, as of 2025 this item no longer include investments related to the expansion of the forest base, which under the previous criteria included capital expenditures from the 2nd year of new planting areas.

The item “Expansion, Modernization and Other” includes expenditures planned for 2025 related to projects announced in the Material Fact disclosed on October 26, 2023, in addition to disbursements with industrial and forestry modernization projects and information technology. Note that the amounts in the table above do not consider the effect of monetization of ICMS credits in the state of Espírito Santo, whose amount estimated for 2025 is approximately R$145 million.
In turn, the item "Land and Forests" represents, according to the Company's opinion, the appropriate investment for the continuity of its forest base expansion strategy, aiming greater competitiveness in the long term and/or to provide growth optionality. Due to the improvement in the allocation criteria, as of 2025 this item include investments related to the expansion of the forest base throughout the entire first growth cycle of eucalyptus for pulp production (6-7 years).
The reduction in total CAPEX estimated for 2025 compared to 2024 is mainly due to lower disbursements in the “Cerrado Project”, as well as reduced spending on “Land and Forests”. Also note that the estimated total Capex for full execution of the Cerrado Project remains at R$ 22.2 billion, such that a residual disbursement of R$ 0.9 billion is expected for 2025.
These estimates will be included in item 3 of the Company’s Reference Form and published on the CVM website (http://www.cvm.gov.br/) and the Company’s Investor Relations website (http://ri.suzano.com.br), within the legal timeframe.
By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency in its relations with shareholders, investors and the market, and will keep them adequately informed of any later decision that significantly changes the abovementioned Capex estimated for the year.
The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, December 10, 2024.
Marcos Moreno Chagas Assumpção
Vice President - Finance and Investor Relations